Mail Stop 4561
Via Mail and Facsimile to (703) 803-1509

September 9, 2009

Dr. Stanton D. Sloane, CEO & President
SRA International, Inc.
4300 Fair Lakes Ct.
Fairfax, VA 22033

> **Re: SRA International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2009**
> **File No. 001-31334**

Dear Dr. Sloane:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1, page 5

1.   We note your statement that to effectuate the proposed declassification, directors currently serving in Class I and Class III have agreed to resign from their current terms "if they are elected to new one-year terms." Please revise this section to explain what would happen if Proposal 1 is approved by your shareholders and a Class I or III director is not elected to a new one-year term. If, under such circumstances, it is contemplated that the term of a Class I or III director would be reduced, please tell us in your response letter how you concluded that this is consistent with Delaware General Corporation Law and the provision in your articles of incorporation providing that directors can only be removed for cause.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel